SO
3/22/04

04003941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UP 3-17-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 05 2004
WASH. D.C.
155

SEC FILE NUMBER
8-49445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VENTURE PARTNERS CAPITAL, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1224 Mill Street
(No. and Street)

Kensington (City) Connecticut (State) 06037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Samuel Occhipinti (860) 828-3332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

70 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/31

OATH OR AFFIRMATION

I, Samuel Occhipinti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Venture Partners Capital, L.L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Francis R. Spellman
Notary Public
My Commission Expires
June 18, 2010

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VENTURE PARTNERS CAPITAL, L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE
YEAR ENDED DECEMBER 31, 2003

(With Independent Auditor's Report Thereon)

TABLE OF CONTENTS

PMN

INDEPENDENT AUDITOR'S REPORT

TO THE MEMBERS
VENTURE PARTNERS CAPITAL, L.L.C.
Kensington, Connecticut

We have audited the accompanying statement of financial condition of Venture Partners Capital, L.L.C. as of December 31, 2003, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venture Partners Capital, L.L.C. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin & Nangle
Certified Public Accountants

February 3, 2004

Parent, McLaughlin & Nangle • *Certified Public Accountants, Inc.*

70 Federal Street
Boston, MA 02110-1905
617/426-9440
Fax No. 617/423-3955

175 Paramount Drive
Raynham, MA 02767-1066
508/880-4955
Fax No. 508/823-6976

265 Essex Street
Salem, MA 01970-3400
978/741-4237
Fax No. 978/745-4424

www.pmn.com

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 16,599
Loans receivable - related party and members	162,026
Due from related party	4,248
Securities owned	82,474
Office equipment, net of accumulated depreciation of $24,853	8,325
	$273,672

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 7,858
Members' Equity	265,814
	$273,672

See notes to financial statements.

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

REVENUE:	
Placement fees	$ 50,000
Consulting income	36,000
Gain on sales of securities	23,107
Other income	186
	109,293
EXPENSES:	
Commissions	54,954
Professional fees	24,348
Depreciation	4,508
Other operating expenses	45,698
	129,508
NET LOSS	($ 20,215)

See notes to financial statements.

PMN

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

MEMBERS' EQUITY, beginning of year	$700,029
Distributions to members	(425,000)
Capital contributions	11,000
Net loss	(20,215)
MEMBERS' EQUITY, end of year	$265,814

See notes to financial statements.

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($ 20,215)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	4,508
Proceeds from sale of securities	454,646
Gain on sale of securities	(23,107)
Increase in due from related party	(4,248)
Decrease in accounts payable, accrued expenses and other liabilities	(17,533)
Total adjustments	414,266
Net cash provided by operating activities	394,051
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of equipment	(8,168)
Advances to related party and members - net	(10,000)
Net cash used by investing activities	(18,168)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital distributions	(425,000)
Capital contributions	11,000
Net cash used by financing activities	(414,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(38,117)
CASH AND CASH EQUIVALENTS, beginning of year	54,716
CASH AND CASH EQUIVALENTS, end of year	$ 16,599

See notes to financial statements.

VENTURE PARTNERS CAPITAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

A. Organization and Nature of Business:

Venture Partners Capital, L.L.C.(the Company) was approved on July 29, 1997 as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The latest date on which the Company is to dissolve is December 31, 2046. The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

B. Summary of Significant Accounting Policies:

Revenue recognition:

The Company recognizes revenue from placement fees upon completion of the private placement offering. Investment banking and advisory fees are recognized when earned. Realized gains/ losses on sale of securities are recorded on a trade-date basis. Unrealized gains/losses on securities are reflected in income.

Securities owned:

Marketable securities are valued at market value, based on last sales price for securities traded on a national exchange or last bid price for securities traded over-the-counter. Restricted warrants and stock are valued, based on market quotations of related unrestricted stock, if available, or determined by the managing member.

B. Summary of Significant Accounting Policies - (continued):

Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

Office equipment:

The Company records office equipment at cost and provides depreciation on a straight-line basis over an estimated useful life of three years.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company is classified as a partnership for federal income purposes and, therefore, the financial statements do not include a provision for income taxes.

C. Placement Fees:

The Company receives cash, restricted stock and warrants in exchange for certain placement services rendered. Any restricted stock and warrants received are initially recorded as revenue, using the Company's estimate of fair value at the date of receipt. Subsequent changes in fair value are reflected as increases or decreases in fair value of securities owned.

One major client accounted for 100% of total placement fee revenue earned during 2003.

D. Related Party Transactions:

Loans receivable-related party and Members consist of the following:

Demand loan receivable from a related party (Monadnock Funding, LLC) which bears interest at 2%	$120,000
Demand loans receivable from two Members which bear interest at 2%	42,026
	$162,026

Consulting income of $36,000 was received from a related party (First Dunbar Securities Corporation), and operating expenses include management fees of $12,000 paid to a related party (Brill Corporation). Due from related party at December 31, 2003 represents amounts due from First Dunbar Securities Corporation. The Company and the related parties have overlapping ownership.

E. Net Capital Requirement:

Under Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital of the greater of 1/15th of aggregate indebtedness, or $5,000. At December 31, 2003, net capital and required net capital, computed in accordance with the rules of the Commission, amounted to $8,741 and $5,000, respectively.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBERS
VENTURE PARTNERS CAPITAL, L.L.C.
Kensington, Connecticut

We have audited the accompanying financial statements of Venture Partners Capital, LLC as of and for the year ended December 31, 2003, and have issued our report thereon dated February 3, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 and 11 is presented for purposes of additional analysis, and is not a required part of the basic financial statements; but, is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 3, 2004

PMN

VENTURE PARTNERS CAPITAL, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

NET CAPITAL:	
Total Members' equity qualified for net capital	$265,814
Deductions:	
Non-allowable assets:	
Loans receivable	(162,026)
Securities owned - restricted stock and warrants	(82,474)
Due from related party	(4,248)
Office equipment - net	(8,325)
	(257,073)
TOTAL NET CAPITAL	$ 8,741
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition	
Accounts payable, accrued expenses and other liabilities	$ 7,858
TOTAL AGGREGATE INDEBTEDNESS	$ 7,858
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000
Minimum net capital required (6.67% of aggregate indebtedness)	$ 524
Excess net capital	$ 3,741
Excess net capital at 1,000%	$ 7,955
Ratio: Aggregate indebtedness to net capital	.90 to 1
RECONCILIATION OF NET CAPITAL:	
Net capital per unaudited X-17A-5	$ 9,230
Reclassification of asset from allowable to non-allowable	(489)
Net capital, as above	$ 8,741

VENTURE PARTNERS CAPITAL, L.L.C.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Special Account for the exclusive benefit of customers maintained.

PMN

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

TO THE MEMBERS
VENTURE PARTNERS CAPITAL, L.L.C.
Kensington, Connecticut

In planning and performing our audit of the financial statements of Venture Partners Capital, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons;
2) Recordation of differences required by Rule 17a-13; and,
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Parent, McLaughlin & Nangle • *Certified Public Accountants, Inc.*

70 Federal Street
Boston, MA 02110-1905
617/426-9440
Fax No. 617/423-3955

175 Paramount Drive
Raynham, MA 02767-1066
508/880-4955
Fax No. 508/823-6976

265 Essex Street
Salem, MA 01970-3400
978/741-4237
Fax No. 978/745-4424

www.pmn.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations; and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 3, 2004